UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Enumeral Biomedical Holdings, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

294017108

(CUSIP Number of Common Stock Underlying Warrants)

Wael Fayad, Chairman and Chief Executive Officer

Enumeral Biomedical Holdings, Inc.

200 CambridgePark Drive, Suite 2000

Cambridge, MA 02140

(617) 945-9146

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Matthew Ebert, Esq. General Counsel Enumeral Biomedical Holdings, Inc. 200 CambridgePark Drive, Suite 2000 Cambridge, MA 02140 (617) 945-9146	Michael D. Schwamm, Esq. Duane Morris LLP 1540 Broadway New York, NY 10036-4086 (212) 692-1000

CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(1)(2)
$15,170,855.04	$1,758.30

(1)   Estimated for purposes of calculating the amount of the filing fee only. The transaction is an offer to amend and exercise 21,549,510 warrants, each, as amended, to purchase four (4) shares of common stock or an aggregate of 86,198,040 shares (the “Offer to Amend and Exercise”), at an exercise price, as amended, of $0.50 per warrant ($0.125 per share), issued to investors participating in the Company’s private placement financing with respect to which a closing occurred on July 31, 2014 (the “Original Warrants”). The transaction value is calculated pursuant to Rule 0-11 using $0.176 per share, which represents the average of the high and low sales price of the common stock on October 25, 2016.

(2)   Calculated by multiplying the transaction value by .0001159.

☒    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,758.30 Filing Party: Enumeral Biomedical Holdings, Inc.	Filing Party: N/A
Form or Registration Number: 005-88781 Dated Filed: October 28, 2016	Date Filed: N/A

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the federal securities laws.

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the tender offer statement on Schedule TO and the related exhibits included therein (the “Offering Materials”) originally filed by Enumeral Biomedical Holdings, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on October 28, 2016, as amended and supplemented by Amendment No. 1 to the tender off statement on Schedule TO filed with the SEC on November 10, 2016 (as so amended and supplemented, the “Schedule TO”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the Company’s offer to amend, upon the terms and subject to the conditions set forth in the Offering Materials, outstanding warrants to purchase an aggregate of 21,549,510 shares of common stock of the Company (the “Offer to Amend and Exercise”) at an exercise price of $2.00 per share (the “Original Warrants”), issued to investors participating in the Company’s private placement financing that closed on July 31, 2014 (the “PPO Unit Offering”). The Original Warrants of holders who elect to participate in the Offer to Amend and Exercise will be amended (the “Amended Warrants”) to: (i) receive four shares of common stock for each warrant exercised rather than one, (ii) reduce the exercise price to $0.50 per warrant in cash (or $0.125 per share); (iii) shorten the exercise period so that it expires concurrently with the expiration of the Offer to Amend and Exercise at 5:00 p.m. (Eastern Time) on November 29, 2016, as such expiration date may be extended by the Company in its sole discretion, or as required by applicable law (the “Expiration Date”), (iv) delete any price-based anti-dilution provisions; (v) restrict the ability of the holder of shares issuable upon exercise of the Amended Warrants to sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any of such shares without the prior written consent of the Company for a period of one hundred eighty (180) days after the Expiration Date (the “Lock-Up Period”); and (vi) provide that a holder, acting alone or with others, will agree not to effect any purchases or sales of any securities of the Company in any “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, or any type of direct and indirect stock pledges, forward sale contracts, options, puts, calls, short sales, swaps, “put equivalent positions” (as defined in Rule 16a-1(h) under the Exchange Act) or similar arrangements, or sales or other transactions through non-U.S. broker dealers or foreign regulated brokers through the expiration of the Lock-Up Period.

Pursuant to Rule 12b-15 under the Exchange Act, this Amendment No. 2 amends and supplements only the items of the Schedule TO that are being amended and supplemented hereby, and unaffected items and exhibits in the Schedule TO are not included herein. This Amendment No. 2 should be read in conjunction with the Schedule TO and the related exhibits included therein, as the same may be further amended or supplemented hereafter and filed with the SEC. Capitalized terms used herein but not otherwise defined have the meanings set forth in the Schedule TO.

Item 10. FINANCIAL STATEMENTS.

This Amendment No. 2 amends and restates Item 10(b) of the Schedule TO as follows:

(b)

Incorporated herein by reference is the pro forma financial information included in Section 17 “Historical and Pro-Forma Financial Information and Other Financial Information Regarding the Company” and Exhibit C of the Offer to Amend and Exercise.

The Company’s unaudited pro forma condensed consolidated balance sheet as at September 30, 2016 and unaudited pro forma condensed consolidated statements of operations for the nine months ended September 30, 2016 and notes thereto are set forth below.

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Enumeral Biomedical Holdings, Inc.

Pro Forma Condensed Consolidated Balance Sheet

As of September 30, 2016

(unaudited)

	As Reported	Note 4	Pro Forma Adjustments	Pro Forma
ASSETS
Currrent assets:
Cash and cash quivalents	$1,893,414	(a)	$9,687,775	$11,581,189
Accounts receivable	265,537			265,537
Prepaid expenses and other current assets	213,386			213,386
Total current assets	2,372,337			12,060,112
Property and equipment, net	1,031,192			1,031,192
Other assets:
Restricted cash	534,780			534,780
Other assets	111,556			111,556
Total assets	$4,049,865			$13,737,640

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
Current liabilities:
Accounts payable	$436,734			$436,734
Accrued expenses	485,449			485,449
Deferred revenue	29,009			29,009
Equipment lease financing	248,794			248,794
Promissory notes	2,615,049	(b)	(2,615,049)	-
Derivative liabilities	905,666	(c)	(901,368)	4,298
Total current liabilities	4,720,701			1,204,284
Deferred rent	57,446			57,446
Long-term equipment lease financing	78,822			78,822
Total liabilities	4,856,969			1,340,552
Stockholder's equity:
Preferred Stock, $0.001 par value, 10,000,000 shares authorized, -0- issued or outstanding as of September 30, 2016 as reported and as adjusted, respectively	-			-
Common stock, $0.001 par value, 300,000,000 shares authorized; 52,073,481 and 186,883,617 outstanding as of September 30, 2016 as reported and as adjusted, respectively	52,074	(d)	134,810	186,884
Additional paid-in-capital	17,713,257	(e)	19,040,719	36,753,976
Accumulated deficit	(18,572,435)	(f)	(5,971,338)	(24,543,773)
Total stockholder's equity (deficiency)	(807,104)			12,397,088
Total liabilities and stockholder's equity (deficiency)	$4,049,865			$13,737,640

See accompanying notes to pro forma unaudited condensed consolidated financial statements.

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Enumeral Biomedical Holdings, Inc.

Pro Forma Condensed Consolidated Statements of Operations

Nine months ended September 30, 2016

(unaudited)

	As Reported	Note 4	Pro Forma Adjustments	Pro Forma

Revenue:
Collaboration and license revenue	$1,878,599			$1,878,599
Grant revenue	375,641			375,641
Total revenue	2,254,240			2,254,240

Cost of revenue and expenses:
Research and development	3,737,161			3,737,161
General and administrative	3,752,512			3,752,512
Total cost of revenue and expenses	7,489,673			7,489,673
Loss from operations	(5,235,433)			(5,235,433)
Other income (expense)
Interest expense	(160,451)	(f)	(3,704,523)	(3,864,974)
Change in fair value of derivative liabilities	1,232,425	(f)	(1,229,453)	2,972
Warrants	-	(f)	(606,371)	(606,371)
Gain (loss) on extinguishment of derivative liabilities	-	(f)	(430,990)	(430,990)
Total other income (expense), net	1,071,974			(4,899,364)
Net loss	(4,163,459)			(10,134,797)

Basic and diluted net loss per share	$(0.08)			$(0.07)

Weighted average number of shares outstanding, basic and diluted	52,071,933	(g)	97,375,274	149,447,207

See accompanying notes to pro forma unaudited condensed consolidated financial statements.

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ENUMERAL BIOMEDICAL HOLDINGS, INC.

NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.	Basis of Presentation

Enumeral Biomedical Holdings, Inc. is referred to herein as the “Company.” The accompanying unaudited pro forma condensed consolidated balance sheet as at September 30, 2016 and unaudited pro forma condensed consolidated statements of operations for the nine months ended September 30, 2016 of the Company (the “Pro Forma Condensed Consolidated Financial Statements”) have been prepared by management on the basis of United States Generally Accepted Accounting Principles (“US GAAP”) and in accordance with the rules and regulations of the United States Securities and Exchange Commission (“SEC”) from information derived from the financial statements of the Company. The unaudited Pro Forma Condensed Consolidated Financial Statements have been prepared for inclusion in the Company’s Schedule TO in conjunction with the tender offer pursuant to which the Company is offering to: (i) increase the number of shares of the Company’s common stock issuable upon exercise of certain Company warrants from one (1) share to four (4) shares; (ii) reduce the exercise price of such warrants for the purchase of four (4) shares of the Company’s common stock to $0.50 ($0.125 per share of the Company’s common stock) in cash, and to amend other terms of such warrants as described below in Note 3, “Description of Transaction”.

The unaudited pro forma condensed consolidated balance sheet as of September 30, 2016 has been prepared as if 100% of the PPO Warrants (as defined below) outstanding as of September 30, 2016 were exercised on December 31, 2015. The unaudited pro forma condensed consolidated statement of operations for the nine months ended September 30, 2016 has been prepared as if all of the PPO Warrants outstanding as of September 30, 2016 had been exercised on January 1, 2016.

The unaudited Pro Forma Condensed Consolidated Financial Statements have been derived from the unaudited condensed consolidated financial statements of the Company for the quarterly period ended September 30, 2016.

The unaudited pro forma adjustments are based on currently available information and certain assumptions that management believes are reasonable. The unaudited Pro Forma Condensed Consolidated Financial Statements should be read in conjunction with the historical financial statements and accompanying footnotes. The unaudited Pro Forma Condensed Consolidated Financial Statements are for informational purposes only and do not purport to reflect the financial position or results of operations that would have occurred if the Offer to Amend and Exercise (as defined below) had been consummated on the dates indicated above, nor do they purport to represent or be indicative of the financial position or results of operations of the Company for any future dates or periods.

2.	Significant Accounting Policies

The accounting policies used in the preparation of these unaudited Pro Forma Condensed Consolidated Financial Statements are those set out in the Company’s audited financial statements for the year ended December 31, 2015 as set forth in the Company’s Annual Report on Form 10-K filed with the SEC on March 30, 2016 and the Company’s unaudited condensed consolidated financial statements for the quarterly period ended September 30, 2016 as set forth in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 10, 2016.

3.	Description of the Transaction

The Company is offering to amend warrants to purchase an aggregate of 21,549,510 shares of Common Stock (the “Offer to Amend and Exercise”), which consist of outstanding warrants to purchase 21,549,510 shares of the Company’s Common Stock (the “Warrant Shares”) issued to investors that participated in the Company’s private placement financing (the “PPO Unit Offering”) that closed on July 31, 2014 (the “PPO Warrants”). All of such PPO Warrants remain outstanding.

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Pursuant to the Offer to Amend and Exercise, the PPO Warrants will be amended (the “Amended Warrants”) to: (i) increase the number of shares of Common Stock issuable upon exercise of each Amended Warrant from one (1) share to four (4) shares; (ii) reduce the Amended Warrant exercise price for the purchase of four (4) shares of Common Stock to $0.50 ($0.125 per share of Common Stock) in cash; (iii) shorten the exercise period so that it expires concurrently with the expiration of the Offer to Amend and Exercise at 5:00 p.m. (Eastern Time) on November 29, 2016, as may be extended by the Company in its sole discretion, or as required by applicable law (the “Expiration Date”); (iv) delete any price-based anti-dilution provisions; (v) restrict the ability of the holder of shares issuable upon exercise of the Amended Warrants to sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any of such shares without the prior written consent of the Company for a period of one hundred eight three (183) days after the Expiration Date (the “Lock-Up Period”); and (vi) provide that a holder, acting alone or with others, will agree not to effect any purchases or sales of any securities of the Company in any “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any type of direct and indirect stock pledges, forward sale contracts, options, puts, calls, short sales, swaps, “put equivalent positions” (as defined in Rule 16a-1(h) under the Exchange Act) or similar arrangements, or sales or other transactions through non-U.S. broker dealers or foreign regulated brokers through the expiration of the Lock-Up Period.

In addition to the PPO Warrants, there are outstanding warrants to purchase an aggregate of 2,000,000 shares of the Company’s Common Stock issued to the placement agent and its sub-agents in the Company’s PPO Unit Offering (the “PPO Agent Warrants”).

The PPO Agent Warrants contain the same price-based weighted-average anti-dilution provisions as the PPO Warrants. Like the PPO Warrants, the terms of each of the PPO Agent Warrants may be amended with the consent of the Company and the holders thereof. In connection with this Offer to Amend and Exercise, the Company shall seek the consent of the holders of the PPO Agent Warrants in order to remove the price-based anti-dilution provisions from such warrants and, in consideration of (i) the majority of such holders granting such consent, and (ii) the Warrant Agent acting as such, to amend the PPO Agent Warrants to reduce the exercise price from $1.00 to $0.125 per share at the time of and in connection with the completion of the Offer to Amend and Exercise.

The purpose of the Offer to Amend and Exercise is to encourage the amendment and exercise of the PPO Warrants to provide funds to support the Company’s operations by providing the holders of the PPO Warrants with the opportunity to obtain and exercise an Amended Warrant by significantly reducing the exercise price of the PPO Warrants and to help the Company reduce its outstanding derivative liabilities.

Regardless of whether a holder elects to participate in the Offer to Amend and Exercise, the Holder may nevertheless consent to the amendment to the PPO Warrants to remove the anti-dilution provisions contained in the outstanding PPO Warrants (the “Anti-Dilution Amendment”). If a majority of the Holders elect to remove their anti-dilution provision, the anti-dilution provision is removed for all PPO Warrants.

Holders may elect to participate in the Offer to Amend and Exercise with respect to some, all or none of their PPO Warrants. If a holder chooses not to participate in the Offer to Amend and Exercise, the holder’s PPO Warrants will remain in full force and effect, as originally issued with an exercise price of $2.00 per share and will retain in all respects their original terms and provisions.

(i) Warrants

A total of 21,549,510 PPO Warrants were issued by the Company as part of its private placement financing that closed on July 31, 2104. As of the date of this report, none of the PPO Warrants have been exercised at the original price of $2.00 per PPO Warrant. The unaudited pro forma consolidated balance sheet gives effect to the exercise of 21,549,510 PPO Warrants outstanding as of September 30, 2016 at $0.50 per PPO Warrant, each PPO Warrant receiving 4 shares of Common Stock, for gross proceeds of $10,774,755 and 86,198,040 shares of Common Stock being issued as a result of such exercise.

(ii) Derivative liabilities

Based on the terms of the PPO Warrants and PPO Agent Warrants, the Company determined that the PPO Warrants and PPO Agent Warrants were derivative liabilities, which are recognized at fair value at the date of the transaction and re-measured at fair value as of each reporting period with the changes in fair value recorded in the unaudited condensed consolidated statement of operations. If all of the PPO Warrants outstanding at September 30, 2016 are exercised or amended to remove the price-based anti-dilution provisions, the derivative liability in the amount of $786,288 associated with the PPO Warrants as of September 30, 2016 would be reclassified to additional paid-in capital at January 1, 2016.

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(iii) Warrant agent commission

Katalyst Securities, LLC has been appointed by the Company as warrant agent for the Offer to Amend and Exercise (the “Warrant Agent”). The Warrant Agent will receive a fee equal to 8% of the cash exercise price paid by holders of the PPO Warrants who participate in the Offer to Amend and Exercise. In addition, the Company has agreed to pay the legal fees and expenses (in an amount not to exceed $90,000 in legal and $5,000 in expenses (exclusive of blue sky fees and expenses)) of Warrant Agent’s outside counsel at the closing or termination, as applicable, of the Offer to Amend and Exercise. The Company will reimburse the Warrant Agent for its offering expenses through a $20,000 non-accountable expense allowance at the closing or termination, as applicable, of the Offer to Amend and Exercise; provided, however, that in the event of such termination in the absence of a Closing, the Warrant Agent’s non-accountable expense allowance shall be reduced to $10,000. The Company has agreed to indemnify the Warrant Agent against certain liabilities in connection with the Offer to Amend and Exercise, including certain liabilities under the federal securities laws. In addition, if within twelve (12) months of the closing of this Offer to Amend and Exercise, the Company completes a financing transaction with a party introduced to the Company by the Warrant Agent or its sub dealers in connection with the PPO Unit Offering who also participated in the PPO Unit Offering, but excluding any Company shareholder who invested prior to the PPO Unit Offering (a “Fee Tail Party”), the Warrant Agent shall be entitled to receive a cash commission from the Company in an amount equal to 10% of the gross amount of the investment made by the Fee Tail Party in such financing transaction.

In connection with this Offer to Amend and Exercise, the Company shall seek the consent of the holders of the PPO Agent Warrants to remove the price-based anti-dilution provisions from such warrants and, in consideration of (i) the majority of such holders granting such consent and (ii) the Warrant Agent acting as such, to amend the PPO Agent Warrants to reduce the exercise price from $1.00 to $0.125 per share at the time of and in connection with the completion of the Offer to Amend and Exercise.

(iv) Other closing costs

Other closing costs of approximately $110,000 are expected to be incurred to complete the Offer to Amend and Exercise.

4.	Pro Forma Assumptions and Adjustments

The unaudited Pro Forma Condensed Consolidated Financial Statements are presented as if all of the 21,549,510 PPO Warrants outstanding as of September 30, 2016 had been exercised at $0.50 per warrant (4 shares or $0.125 per share) on December 31, 2015. The following adjustments are directly attributable to the transaction:

a)	To record the exercise of 21,549,510 PPO Warrants for 86,198,040 shares of Common Stock for gross proceeds of $10,774,755 and the 8% fee payable to the Warrant Agent of $861,980 as well as the expenses of the Warrant Agent and the Company associated with the transaction. The Company would receive net proceeds of $9,687,775.

b)	To record the conversion of the 12% Senior Secured Promissory Notes for 48,612,096 shares of Common Stock.

c)	To eliminate the derivative liability associated with the PPO Warrants to Additional Paid in Capital of $786,288 and to eliminate the derivative liability associated with the PPO Agent Warrants to Additional Paid in Capital of $115,080.

d)	To record the exercise of 21,549,510 PPO Warrants for 86,198,040 shares of Common Stock and the conversion of the 12% Senior Secured Promissory Notes into 48,612,096 shares of Common Stock.

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e)	To record the fair value of the stock tendered for the Offer to Amend and Exercise of $11,119,547, to record interest expense associated with the conversion of the 12% Senior Secured Promissory Notes of $3,281,316, to record the conversion of the 12% Senior Secured Promissory Notes of $2,989,644, to reverse the change in fair value of derivative liabilities of $1,109,003 associated with the PPO Warrants, to record fees associated with this warrant tender of $1,086,980, to eliminate the derivative liability associated with the PPO Warrants of $786,288, to record the effect of the issuance of agent warrants associated with the conversion of the 12% Senior Secured Promissory Notes of $606,371, to reverse the change in fair value of derivative liabilities of $120,450 associated with the PPO Agent Warrants and to eliminate the warrant liability associated with the PPO Agent Warrants of $115,080.

f)	To record interest expense associated with the conversion of the 12% Senior Secured Promissory Notes of $3,704,523 (includes interest expense of $3,281,316 related to a loss on redemption of liability), to reverse the change in fair value of derivative liabilities of $1,109,003 associated with the PPO Warrants, to record the effect of the issuance of agent warrants associated with the conversion of the 12% Senior Secured Promissory Notes of $606,371, to record the effect of extinguishing the derivative liabilities to other income (expense) of $430,990 and to reverse the change in fair value of derivative liabilities of $120,450 associated with the PPO Agent Warrants.

g)	Includes the weighted-average number of shares for the exercise of the PPO Warrants of 86,198,040 and the weighted-average number of shares for the conversion of the 12% Senior Secured Promissory Notes of 11,177,234.

5.	Pro Forma Common Stock

Pro Forma Common Stock has been determined as follows:

	As of September 30, 2016
	Common Shares	Amount
Common Stock	52,073,481	52,073
Shares issued upon PPO Warrant exercises	86,198,040	86,198
Shares issued upon conversion of 12% Senior Secured Promissory Notes	48,612,096	48,612
Pro Forma Common Stock	186,883,617	186,884

The book value per share as of September 30, 2016 was ($0.02). The pro forma book value per share as of September 30, 2016 was $0.07.

6.	Pro Forma Net Loss Per Share

Pro forma net loss per share has been determined as follows:

Nine months ended September 30, 2016
Weighted average number of common shares	52,071,933
Weighted average number of shares issued on PPO Warrant exercises	86,198,040
Weighted average number of shares issued upon conversion of 12% Senior Secured Promissory Notes	11,177,234
Pro forma weighted average number of shares outstanding - basic and diluted	149,447,207
Pro forma adjusted net loss	$(10,134,797)
Pro forma adjusted net loss per share - basic and diluted	$(0.07)

Item 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3

Not Applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENUMERAL BIOMEDICAL HOLDINGS, INC.

By:	/s/ Kevin G. Sarney
Name: Kevin G. Sarney
Title: Vice President of Finance, Chief Accounting Officer, and Treasurer

Date: November 22, 2016

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